Exhibit 99.2

ProQR Therapeutics Announces Results for the First Quarter of 2015

LEIDEN, the Netherlands, May 21, 2015 — ProQR Therapeutics N.V. (NASDAQ: PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as cystic fibrosis and Leber’s congenital amaurosis, today announced results for the first quarter of 2015.

“The first quarter was one in a year that is going to be a very exciting one for ProQR,” said Daniel de Boer, Chief Executive Officer of ProQR. “We advanced our first pipeline program, QR-110, into preclinical development for Leber’s congenital amaurosis, the most common genetic blindness, which leads to vision loss in very young children. In addition, we have made a lot of progress towards initiating our clinical studies for QR-010 in patients with cystic fibrosis due to the ΔF508 mutation and are on track to dose a first patient in this second quarter of 2015.”

Financial Highlights

As of March 31, 2015, we held cash and cash equivalents of €113.8 million, compared to €112.7 million for at December 31, 2014. The net increase in cash and cash equivalents is mainly the result of a foreign exchange gain of €6.8 million. Net cash used in operating activities during the three month period ended March 31, 2015 was €5.3 million, compared to €1.9 million for the same period last year.

Research and development costs were €5.5 million for the three month period ended March 31, 2015, compared to €1.3 million for the same period in 2014. The increase reflects the expansion of research and development activities to support the further development of our lead product candidate, QR-010, for the treatment of cystic fibrosis, as well as the development of our other pipeline product candidates, including QR-110 for the treatment of Leber’s congenital amaurosis, the leading genetic cause of childhood blindness.

General and administrative costs were €1.6 million for the three month period March 31, 2015, compared to €0.6 million for the same period in 2014. The increase is related to the expansion of the Company through 2014.

Net result for the three month period ended March 31, 2015 was a €0.2 million profit or €0.01 per share, compared to a €1.9 million loss or €0.30 per share for the same period in 2014. For further financial information for the period ending March 31, 2015, please refer to the financial statements appearing at the end of this release.

Corporate Highlights

•	To further strengthen the capabilities of our Supervisory Board, the Supervisory Board nominated Paul Baart as a member and the Chair of the Audit Committee. Paul brings significant experience to the Supervisory Board and Audit Committee through his extensive career in public accounting in both the Netherlands and the USA. At PwC Netherlands he served on the Management and Supervisory Boards and was also a member of the Global Board of PwC International. While at PwC, Paul’s clients included several large private and public multinational companies across a variety of industries. His appointment is subject to approval of the Annual General Meeting of Shareholders in June 2015.

Subsequent Events

•	The European Committee (EC) granted ProQR and our academic partners a grant of €6 million under the Horizon 2020 program to finance the Phase Ib and PoC clinical studies of QR-010. Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly €80 billion in available funding for qualified projects from 2014 to 2020. Under the Horizon 2020, the EC works closely with the European Research Council, the European Institute of Innovation and Technology and EURATOM and evaluates projects on three key pillars of Excellent Science, Industrial Leadership and Societal Challenges.

•	We have selected the product candidate in our second program QR-110 for the treatment of Leber’s congenital amaurosis (LCA), the most common genetic blindness in childhood. QR-110, a first-in-class oligonucleotide, is designed to treat the disease by repairing the underlying cause in the mRNA, which results in the production of wild-type CEP290 protein. In the first half of 2016 we intend to start our first clinical trial for QR-110 in patients suffering from the most common mutation in LCA, the p.Cys998X mutation, also known as c.2991+1655A>G mutation in the CEP290 gene.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the initiation of clinical trials of QR-010 and QR-110 and statements regarding our ongoing and planned discovery and development of product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494

gschweitzer@macbiocom.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Financial Position

(€ in thousands)

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	€113,815	€112,736
Prepayments and other receivables	1,551	735
Social securities and other taxes	323	426

Total current assets	115,689	113,897

Property, plant and equipment	1,747	1,187
Intangible assets	152	163

Total assets	117,588	115,247

Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	30	34
Trade payables	2,412	1,247
Social securities and other taxes	274	341
Pension premiums	130	127
Other current liabilities	1,918	1,265

Total current liabilities	4,764	3,014

Finance lease liabilities	7	15
Borrowings	2,885	2,814

Total liabilities	7,656	5,843

Shareholders’ equity
Shareholders’ equity	109,932	109,404

Total liabilities and shareholders’ equity	€117,588	€115,247

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	THREE MONTH PERIOD ENDED MARCH 31,
	2015	2014
Other income	338	4

Research and development costs	(5,480)	(1,265)

General and administrative costs	(1,603)	(595)

Total operating costs	(7,083)	(1,860)

Operating result	(6,745)	(1,856)
Finance income and expense	6,980	(63)

Result before corporate income taxes	235	(1,919)
Income taxes	—	—

Net profit (loss) attributable to equity holders of the Company	235	(1,919)
Other comprehensive income	—	—

Total comprehensive profit (loss) (attributable to equity holders of the Company)	235	(1,919)

Share information
Weighted average number of shares outstanding [1] - basic	23,338,663	6,467,419
Weighted average number of shares outstanding [1] - diluted	24,378,072	6,467,419

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)	0.01	(0.30)

Basic profit (loss) per share	0.01	(0.30)[1]

Diluted profit (loss) per share	0.01	(0.30)[1]

[1]	For the comparative figures included in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares are not included in the diluted earnings per share calculation as the Company was loss-making in that period. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in that period.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Changes in Equity

(€ in thousands, except share data)

	Number of shares		Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Accumulated Deficit	Total Equity
	Ordinary	Preferred

Balance at January 1, 2014	6,108,152	—	59	3,482	41	(3,671)	(89)
Net loss	—	—	—	—	—	(1,919)	(1,919)
Recognition of share-based payments	—	—	—	—	104	—	104
Shares issued in the period	—	—	—	—	—	—	—
Treasury shares issued	—	—	—	—	—	—	—

Balance at March 31, 2014	6,108,152	—	59	3,482	145	(5,590)	(1,904)

Balance at January 1, 2015	23,338,154	—	€934	€123,581	€687	€(15,798)	€109,404
Net profit (loss)	—	—	—	—	—	235	235
Recognition of share-based payments	—	—	—	—	288	—	288
Shares options exercised	5,090	—	0	5	—	—	5

Balance at March 31, 2015	23,343,244	—	934	123,586	975	(15,563)	109,932

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Cash Flows

(€ in thousands)

	THREE MONTH PERIOD ENDED MARCH 31,
	2015	2014

Cash flows from operating activities

Net profit (loss)	235	(1,919)
Adjustments for:
— Depreciation	95	17
— Share-based compensation	288	104
— Financial income and expenses	(6,980)	63
Changes in working capital	1,015	(199)

Cash used in operations	(5,347)	(1,934)

Corporate income tax paid	—	—
Interest received/(paid)	72	(2)

Net cash used in operating activities	(5,275)	(1,936)

Cash flow from investing activities

Purchases of property, plant and equipment	(488)	(156)

Purchases of intangible assets	—	—

Net cash used in investing activities	(488)	(156)

Cash flow from financing activities
Proceeds from exercise of share options	5	—
Proceeds from borrowings	—	—
Redemption of financial lease	(12)	(15)

Net cash used in financing activities	(7)	(15)

Net increase in cash and cash equivalents	(5,770)	(2,107)

Currency effect cash and cash equivalents	6,849	—

Cash and cash equivalents, at beginning of the period	112,736	4,129

Cash and cash equivalents at the end of the period	113,815	2,022